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02058276

ORIGINAL

P.E 8-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal half-year March 1, 2002 - August 31, 2002

Concordia Bus AB (publ)
(Translation of registrant's name into English)
Solna Strandvag 78, 17154 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-_______________.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date 23 September 2002 By: [signature]
Vasant Mistry
Chief Financial Officer

3

Concordia Bus AB (publ)
556576-4569

CONCORDIA BUS AB
STOCKHOLM, SWEDEN

HALF-YEAR REPORT
MARCH 1, 2002 – AUGUST 31, 2002

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

4

Concordia Bus AB (publ)
556576-4569

INDEX

5

Concordia Bus AB (publ)
556576-4569

CONCORDIA BUS AB (PUBL)
HALF-YEAR REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Concordia Bus AB ("Concordia" or the "Company") hereby submits the unaudited interim financial statements for the three-month period ended August 31, 2002. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group of which Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 10. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in various respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year ("fiscal 2003" for the year ended February 28, 2003). The end of the second financial quarter for Concordia is August 31 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2002 has revised its accounting principle for provisions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see "notes to unaudited consolidated interim financial statements".

Financial Highlights

The following table summarizes Concordia's results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Second Quarter ended August 31, 2002 compared to the Second Quarter ended August 31, 2001

	2002		2001	
	SEK million	%	SEK million	%
Revenues	1 128	100.0%	1 009	100.0%
Operating loss	(4)	(0.4%)	(23)	(2.3%)
EBITDAR[(1)]	178	15.8%	133	13.1%
EBITDAR before exceptional items [(2)]	178	15.8%	125	12.3%
Net loss	(60)	(5.3%)	(83)	(8.2%)

Half-year ended August 31, 2002 compared to the Half-year ended August 31, 2001

	2002		2001	
	SEK million	%	SEK million	%
Revenues	2 327	100,0%	2 074	100,0%
Operating profit (loss)	1	0.2%	(30)	(1.4%)
EBITDAR[(1)]	345	14.8%	267	12.9%
EBITDAR before exceptional items [(2)]	345	14.8%	221	10.7%
Net loss	(107)	(4.5%)	(143)	(6.9%)

(1) EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions, EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia's operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that

EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under "Consolidated statement of operations" on Page 10 and 11 of this quarterly report, prepared under Swedish GAAP.

(2) Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items. See Note 2.

Second quarter ended August 31, 2002 compared to the second quarter ended August 31, 2001

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increased SEK 119 million, or 12%, from SEK 1,009 million for the quarter ended August 31, 2001 to SEK 1,128 million for the quarter ended August 31, 2002. Revenues from the provision of bus services for local public transportation authorities increased by SEK 121 million, or 14%, from SEK 865 million for the three months ended August 31, 2001 to SEK 986 million for the three months ended August 31, 2002. SEK 92 million of the increase was derived from our new Stockholm contracts, which Swebus started to operate on March 4, 2002. The remainder of the increase is attributable to net gain from our contracts re-tendered during the last financial year of SEK 19 million and increased revenue from contracts renewed at higher prices of SEK 10 million.

Revenues from express bus services decreased by SEK 3 million, or 4%, from SEK 85 million for the three months ended May 31, 2001 to SEK 82 million for the three months ended August 31, 2002. The revenue increase from the new services and routes operated during the period and a price increase of 3% were offset by loss of a route in our Stockholm-Karlstad concession and lower number of passengers carried during the period.

Revenues from coach hire services declined by SEK 4 million or 10% from SEK 41 million for the three months ended August 31, 2001 to SEK 37 million for the three months ended August 31, 2002. The revenue decline was attributable to overall decrease in business activities and continuing travelers concerns over potential terrorist events.

Other revenues amounted to SEK 24 million quarter ended August 31, 2002 and SEK 18 million for the three months ended August 31, 2001. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net gain on sale of fixed assets is comprised of sales of real estate, buses and other assets held by Concordia. Gain on sale of fixed assets was SEK 6 million for the three months ended August 31, 2002, a decrease of SEK 3 million from the profit on sale of fixed assets of SEK 10 million for the three months ended August 31, 2001. The gain on sale from buses was SEK 6 million (2001 SEK 1.4 million) and sale of property SEK 0.4 million compared to SEK 8.4 million for the corresponding quarter last year.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 95 million, or 10%, from SEK 945 million for the three months ended August 31, 2001 to SEK 1,040 million for the three months ended August 31, 2002. This increase is due to a number of factors, which are explained below.

Additional factors
There has been an 11 % increase in personnel costs, by SEK 59 million to SEK 602 million, for the three months ended August 31, 2002 from SEK 543 million for the three months ended August 31, 2001. The increased costs are largely due to an effective 3.2% increase in salary for employees and new traffic operations in Stockholm. In addition a shortage of drivers in the Stockholm region increased costs due to overtime payments and driver training costs. The wage cost increase was mitigated by the benefits of a reorganization of operations following the redundancy of approximately 80 staff, which reduced costs, by SEK 6 million.

In addition, fuel, tires and other consumable costs increased by 13% by SEK 23 million, to SEK 202 million for the three months ended August 31, 2002 from SEK 179 million for the three months ended August 31, 2001. The average fuel cost for the three months was SEK 5.30 per liter compared to 5.63 per liter for the three months period last year resulting in fuel cost savings of SEK 7 million. However, this decrease was offset by increased traffic volume from our Stockholm contract, which required an increased use of diesel in the amount of SEK 12 million. The remaining increase of SEK 16 million was due to an increase in maintenance and tire costs and washing and cleaning costs arising mainly from the increased use of buses due to traffic volumes.

Other external costs decreased 8% by SEK 13 million, to SEK 153 million for the three months ended August 31, 2002 from SEK 165 million for the three months ended August 31, 2001. The decrease was largely due to a reduction in administrative overheads of SEK 12 million. There was also a decrease in subcontractors costs and damage costs but these were offset by an increase of facility costs of SEK 10 millions.

Operating lease charges increased by SEK 26 million to SEK 85 million for the three months ended August 31, 2002 from SEK 59 million for the three months ended August 31, 2001. This increase was principally a result of increased operational leasing of buses. Total number of buses under operating leases was 1,005 as of August 31, 2002.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 1 million from SEK 97 million for the three months ended August 31, 2001 to SEK 96 million for three months ended August 31, 2002 as result of increased operational leasing offset by depreciation on investments to serve the new Stockholm contracts amounting to SEK 2 million. Total goodwill amortization was SEK 11 million for both periods.

Operating Loss

Operating loss decreased by SEK 20 million from a loss of SEK 24 million for the three months ended August 31, 2001 to a loss of SEK 4 million for the three months ended August 31, 2002, largely as a result of improved margins from new contracts and the impact of our cost reduction initiatives.

Operating loss from bus operations for public authorities decreased by SEK 23 million from an operating loss of SEK 24 million for the three months ended August 31, 2001 to SEK 1 million loss for the three months ended August 31, 2002. This was largely due to our new contracts, which provide higher margins and our own reduction in operating costs. Operating profit from express bus services was higher at SEK 12 million for the three months ended August 31, 2002 compared to operating profit of SEK 11 million for the three months ended August 31, 2001. Operating profit from coach hire services was SEK 3 million for the three months ended August 31, 2002, compared to operating profit of SEK 4 million for the three months ended August 31, 2001 due largely to a reduction in revenue.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses net decreased to SEK 70 million for the three months ended August 31, 2002, from SEK 91 for the quarter ended August 31, 2001, a total decrease of cost by SEK 21 million. This largely due to a decrease in exchange losses of SEK 30 million arising on our euro bond, which was offset by an increase in interest expenses and other financial charges by SEK 7 million due to an increase in the amount of our high yield debt in fiscal 2002, and lower interest income during the period of SEK 3 million.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia Bus paid SEK 1 million of taxes for the half-year ended August 31, 2002. The effective tax rate for the three months ended August 31, 2002 was 19%. The difference to the tax rate is due to write-down of goodwill, (4%), and valuation allowance of net-operating losses, (5%).

Reorganization

Our reorganization, which commenced in the first quarter, has continued during the period. We have reduced our overall head count by some 85 employees. The Stockholm region reorganization is expected to occur during the third quarter. This will involve consolidation of our depot structure and a pooling of resources to allow greater flexibility and improved operational control. Negotiations are currently underway with our unions for this exercise. We will continue to benefit from this restructuring exercise.

Trend Information

Tendering activity has begun to pick up. During the quarter we have submitted tenders for 185 buses out of the 299 that were open for competitive tenders which included contracts for routes where we already operate 78 Swebus buses. We have retained 15 buses out of the 56 buses where results have been announced. We have also gained new contracts on 10 buses providing a net renewal rate of 45% of these 56 buses.

We are currently in the process of submitting bids for a substantial number of tendered contracts. During the remainder of the financial year ended February 28, 2003 we expect that 1,524 buses will be up for tender of which Concordia already operates 401 buses or 26% of the total. Concordia will have 309 buses in Sweden, 32 buses in Finland and 60 buses in Norway under tender during this fiscal year.

Management believes that the favorable pricing environment in Sweden and moderate price increases in Finland will continue.

Half-year ended August 31, 2002 compared to the half-year ended August 31, 2001

The following section provides an analysis of our results of operations between the actual numbers for the half-year March 1 – August 31, 2002 as compared with the half-year March 1 – August 31, 2001

Revenues

Revenues increased SEK 253 million, or 12%, from SEK 2,074 million for the half-year ended August 31, 2001 to SEK 2,327 million for the half-year ended August 31, 2002. Revenues from the provision of bus services for local public transportation authorities increased by SEK 259 million, or 14%, from SEK 1,797 million for the half-year ended August 31, 2001 to SEK 2,056 million for the half-year ended August 31, 2002. This increase is a result of an increase in the volume of kilometers of bus service under existing contracts and the winning of new contracts. In addition, revenue increased as a result of compensation for the cost of increased vehicle license taxes, and the application of cost indices under existing contracts.

Revenues from express bus services increased by SEK 1 million, or 1%, from SEK 154 million for the half-year ended August 31, 2001 to SEK 155 million for the half-year ended August 31, 2002.

Revenues from coach hire services declined by SEK 7 million, or 9%, from SEK 80 million for the half-year ended August 31, 2001 to SEK 73 million for the half-year ended August 31, 2002.

Other revenues amounted to SEK 43 million for the half-year ended August 31, 2001 and SEK 45 million for the half-year ended August 31, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of real estate, buses and other assets. Gain on sale of fixed assets decreased from SEK 49 million for the half-year ended August 31, 2001 to SEK 6 million for the half-year ended August 31, 2002.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include Operating lease charges. Operating costs increased by SEK 184 million, or 9%, from SEK 1,957 million for the half-year ended August 31, 2001 to SEK 2,141 million for the half-year ended August 31, 2002. This increase is due to a number of factors, which are outlined below.

Additional factors:
There has been an 11% increase in personnel costs, by SEK 124 million to SEK 1,259 million, for the half-year ended August 31, 2002 from SEK 1,135 million for the half-year ended August 31, 2001. The increased costs are largely due to increased volumes as a result of new contracts, a general volume increase and also due to overtime coverage as a result of shortage of drivers during summer months from extra holiday time taken by employees during the period compared to last year. There has also been an effective 3.2% increase in salary for Swebus' employees.

In addition, fuel, tires and other consumable costs have increased 8% by SEK 31 million to SEK 428 million for the half-year ended August 31, 2002 from SEK 397 million for the half-year ended August 31, 2001, largely due largely due to higher consumption of fuel.

Other external costs decreased by SEK 22 million to SEK 302 million for the half-year ended August 31, 2002 from SEK 324 million for the half-year ended August 31, 2001. Excluding the increase in operating lease charges between the two half years, of SEK 96 million, there was a decline by 7%. The decrease partly resulted from lower repair costs of SEK 11 million and lower subcontractors costs of SEK 8 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 5 million, or 3%, from SEK 196 million for the half-year ended August 31, 2001 to SEK 191 million for the half-year ended August 31, 2002 principally as a result of the increased operational leasing of buses, offset by depreciation as a result of investments in new buses for the Stockholm contracts, amounting to SEK 2 million. Total goodwill amortization was SEK 22 million for the half-year ended August 31, 2002, same as for the half year ended August 31 2001.

Operating Profit

Operating profit was SEK 1 million for the half-year ended August 31, 2002, compared to an operating loss of SEK 30 million for the half-year ended August 31, 2001. Operating profit from bus operations for local public transportation authorities was SEK 14 million for the half-year ended August 31, 2002, compared to an operating loss of SEK 95 million for the half-year ended August 31, 2001. Operating profit from express bus services increased by SEK 5 million to SEK 16 million for the half-year ended August 31, 2002 compared to SEK 11 million for the half-year ended August 31, 2001. Operating profit from coach hire services decreased from SEK 9 million for the half-year ended August 31, 2001, to SEK 5 million for the half-year ended August 31, 2002.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Financial income and expenses (net) decreased SEK 21 million from SEK 163 million for the half-year ended August 31, 2001 to SEK 142 million for the half-year ended August 31, 2002. This decrease is primarily due to higher interest charges of SEK 9 million, offset by decreased foreign exchange losses of SEK 33 million, compared to the prior period.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia Bus did not pay any taxes for the half-year ended August 31, 2002. The effective tax rate for the half-year ended August 31, 2002 was 24%. The difference to the tax rate is due to write-down of goodwill, 4%.

Liquidity and Capital Resources

Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB in January 2000. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under senior loan facilities.

During February 2002 Concordia restructured its credit facilities with the issue of additional senior subordinated bonds of €60 million. The proceeds were used to pre-pay senior credit facilities, to provide adequate liquidity and to fund the purchase of buses for our new Stockholm contract that started on March 4, 2002

The outstanding amount of the senior subordinated notes as of August 31, 2002 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

The senior credit facilities currently include a term loan of SEK 850 million, a bullet loan of SEK 215 million, a general-purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 1.75% - 2.00%. As of August 31, 2002, SEK 1,015 million of this facility was outstanding. As of August 31, 2002 Concordia had total net indebtedness of SEK 2,330 million. The interest expense for the six months ended August 31, 2002 was SEK 122 million. Concordia Bus has complied with all of its covenants as of August 31, 2002.

Net cash from operating activities was SEK 61 million for the half-year ended August 31, 2002, compared to SEK 8 million for the half-year ended August 31, 2001. The decrease in net cash from beginning of the year was largely a result of increased interest payments and a large capital expenditure. The increased interest costs is a result of the increased loans.

Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. See the sub-heading "Foreign Exchange" in the section "Quantitative and Qualitative Disclosure about Market Risk."

Capital expenditures totaled SEK 181 million for the half-year ended August 31, 2002. Capital expenditures primarily consisted of purchases of equipment and buses. The high capital expenditure is primarily due to investments in buses for the Stockholm contracts during the first quarter, SEK 150 million. These buses were financed in connection with debt restructuring completed in February 2002. Of the total capital expenditures, SEK 3 million related to purchase of equipment and SEK 14 million for the purchase of old gasoline buses where we do not have residual value guarantees. We will seek to convert these purchases into operating leases in the third quarter. This is consistent with our intention of becoming an "asset free" bus operator that acquires the necessary buses to service our contract requirements through operating leases.

Concordia Bus AB (publ)
556576-4569

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

- Interest rates on debt;
- Foreign exchange rates;
- Fuel prices; and
- Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that interest rate payments on at least 50% of our senior term loans are hedged for a period of three years. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps and caps to fix a portion of our loans in Euro, for our operations in Finland.

Based on variable debt levels at August 31, 2002 of SEK 1,015 million, a 1% change in interest rates would impact net interest expense by approximately SEK 10.1 million per annum, in addition a 1% change in interest rates would increase operating lease charges by SEK 14 million per annum. Senior subordinated notes outstanding at August 31, 2002 with a carrying value of SEK 1,466 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 100% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading "Liquidity and Capital Resources" in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 11.2 million per annum.

Fuel Prices

Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 28, 2003. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at fixed dollar prices and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 12 million per annum.

Inflation

Inflation had no material impact on our operations during the half-year ended August 31, 2002 or the year ended February 28, 2002. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9 million per annum when compared to the previous year.

Concordia Bus AB (publ)
556576-4569

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SECOND QUARTER

	Note	June 1, 2002 – August 31, 2002	June 1, 2001 – August 31, 2001
(in millions of SEK except loss per share)		(Unaudited)	(Unaudited)
Net revenue	1	**1,128**	**1,009**
Fuel, tires and other consumables		(202)	(179)
Personnel costs		(602)	(543)
Other external costs		(153)	(165)
Operating Lease Charges	5	(85)	(59)
Depreciation and amortization		(96)	(97)
Gain (Loss) on sale of fixed assets		6	10
Operating Profit (Loss)	1,2	**(4)**	**(24)**
Interest income		3	6
Interest expense and similar items	3	(73)	(97)
Financial income and expenses		**(70)**	**(91)**
Loss after financial items		**(74)**	**(115)**
Taxes		14	31
Net loss for the period		**(60)**	**(84)**
Loss per share (thousands of SEK)		**(12,072)**	**(16,687)**

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

Concordia Bus AB (publ)
556576-4569

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE HALF YEAR

	Note	March 1, 2002 – August 31, 2002	March 1, 2001 – August 31, 2001
(in millions of SEK except loss per share)		(Unaudited)	(Unaudited)
Net revenue	1	2,327	2,074
Fuel, tires and other consumables		(428)	(397)
Personnel costs		(1,259)	(1,135)
Other external costs		(302)	(324)
Operating Lease Charges	5	(152)	(101)
Depreciation and amortization		(191)	(196)
Gain (Loss) on sale of fixed assets		6	49
Operating Profit (Loss)	1,2	**1**	**(30)**
Interest income		5	7
Interest expense and similar items	3	(147)	(170)
Financial income and expenses		**(142)**	**(163)**
Loss after financial items		**(141)**	**(193)**
Taxes		34	50
Net loss for the period		**(107)**	**(143)**
Loss per share (thousands of SEK)		**(21,425)**	**(28,662)**

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

Concordia Bus AB (publ)
556576-4569

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	August 31, 2002	Feb 28, 2002
(In millions of SEK)		(Unaudited)	
Fixed assets			
Goodwill		787	809
Total intangible fixed assets		**787**	**809**
Buildings and land		1	1
Equipment, tools, fixtures and fittings		40	44
Vehicles		1,979	1,971
Total tangible fixed assets		**2,020**	**2,016**
Capitalized borrowing costs		97	103
Other long-term receivables		14	14
Receivable due from group companies		15	23
Total financial fixed assets		**126**	**140**
Total fixed assets		2,933	2,965
Current assets			
Inventories		**31**	**31**
Accounts receivable		312	343
Deferred tax receivable		3	-
Other current receivables		33	26
Accrued income and prepaid expenses		211	157
Total receivables		**559**	**526**
Cash and bank balances	**4**	**151**	422
Total current assets		**741**	**979**
TOTAL ASSETS		3,674	3,944

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

15

Concordia Bus AB (publ)
556576-4569

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS' EQUITY AND LIABILITIES	Note	Aug 31, 2002	Feb 28, 2002
(in millions of SEK)		(Unaudited)	
Shareholders' equity			
Restricted equity			
Share capital (5 000 shares at par value SEK 100)		1	1
Total restricted equity		**1**	**1**
Non-restricted equity			
Retained earnings		425	706
Net loss		(107)	(286)
Total non-restricted equity		**318**	**420**
Total shareholder's equity	8	**319**	**421**
Liabilities			
Provisions:			
Provisions for pensions and similar commitments		66	68
Provisions for loss contracts		31	31
Deferred tax liability		106	138
Total provisions		**203**	**237**
Non current liabilities			
Liabilities to credit institutions	4	1,015	1,021
Senior subordinated notes	4	1,466	1,454
Liabilities to group companies		-	5
Total non current liabilities		**2,481**	**2,480**
Current liabilities			
Short-term portion of long-term liabilities	4	-	39
Accounts payable		202	163
Income tax liabilities		-	1
Other current liabilities		134	179
Accrued expenses and deferred income		335	424
Total current liabilities		**671**	**806**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**3,674**	**3,944**

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7	August 31, 2002	Feb 28, 2002
		(unaudited)	
Pledged assets		3 366	3 300
Contingent liabilities		649	649
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		**4,015**	**3,949**

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

Concordia Bus AB (publ)
556576-4569

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2002 – August 31, 2002	Group March 1, 2001 – August 31, 2001
		(Unaudited)	(Unaudited)
Cash flow from operating activities			
Loss after financial items		(140)	(193)
- Reversal of depreciation and amortization		191	196
- Reversal of capital (gains) losses		(6)	(49)
- Reversal of change of provisions		(2)	(7)
- Reversal of amortization of deferred financing costs		10	7
Change in interest receivables		(5)	(7)
Change in interest liabilities		127	102
Interest and other financial items paid		(121)	(101)
Paid taxes		(1)	(1)
Exchange loss		9	61
		61	**8**
Change in working capital			
Increase (-)/decrease (+) in stock		-	(1)
Increase (-)/decrease (+) in current receivables		(25)	108
Increase (+)/decrease (-) in current liabilities		(107)	(173)
Net cash flow provided by (used in) operating activities		**(71)**	**(58)**
Cash flow from investing activities			
Investments in financial fixed assets		-	-
Investments in land, buildings, machinery and equipment		(181)	(23)
Sales of land, buildings, machinery and equipment		17	124
Sale of financial fixed assets		-	41
Interests and dividends		5	8
Net cash flow used in investing activities		**(159)**	**150**
Cash flow from financing activities			
Payments of long-term borrowings		(43)	(203)
Net cash flow provided by (used in) financing activities		**(43)**	**(203)**
INCREASE (DECREASE) IN CASH AND BANK BALANCES		**(273)**	**(106)**
CASH AND BANK BALANCES AT BEGINNING OF PERIOD		**422**	**241**
Translation difference		**2**	**5**
CASH AND BANK BALANCES AT END OF PERIOD		**151**	**135**

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

Concordia Bus AB (publ)
556576-4569

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus AB, together with its subsidiaries ("Concordia"), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

The unaudited consolidated financial statements for the year ended August 31, 2002 and 2001 include adjustments, all of which are normal recurring adjustments, which Concordia's management considers necessary for a fair presentation of the results for these unaudited periods.

Accounting principles

The same accounting policies and methods of computation are followed for the three months ended August 31, 2002 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2002 has revised the accounting principle for provisions. In accordance with new accounting recommendations under Swedish GAAP any provisions necessary under the new recommendation as of the date of the opening balance sheet are reflected through a restatement of the historical financial results.

For the purpose of computing the provision for loss making contracts, contract profitability was previously grouped at a regional level and it was possible to offset certain of the loss making contracts against profitable contracts. Effective March 1, 2002, Swedish GAAP does not permit such grouping. Management has provided for such loss making contracts at the lowest level for each separate identifiable cash flow. Losses are recognized in the period management identifies that cumulative losses will be incurred on a particular contract. The loss is computed after taking account of direct costs and the depreciation of buses that will be used to meet the service obligation. The impact of restating prior periods is as follows:

	Previously reported	Change in accounting policy	Change in accounting policy (tax effect)	Restated amounts
Net loss for the three month period ended August 31, 2001	(84)	-	-	(84)
Net loss for the half-year ended August 31, 2001	(143)	-	-	(143)
Shareholder's equity as of				
February 28, 2001	723	(27)	8	704
February 28, 2002	444	(31)	9	421

Going concern

The financial Statements have been prepared under the going concern concept. Attention is drawn to Note 9.

These unaudited interim financial statements have been prepared in accordance with the recommendations issued by the Swedish Accounting Council's recommendation regarding interim financial statements.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	**June 1, 2002 – August 31, 2002**	**June 1, 2001 – August 31, 2001**	**March 1, 2002 – August 31, 2002**	**March 1, 2001 – August 31, 2001**
CPTA – Sweden	782	658	1,624	1,367
CPTA – Norway	108	123	234	254
CPTA – Finland	96	84	198	176
Total CPTA	**986**	**865**	**2,056**	**1,797**
Express	82	85	155	154
Interbus	37	41	73	80
Total bus operations	**1,105**	**991**	**2,284**	**2,031**
Other revenue and group elimination	23	18	43	43
Total revenue	**1,128**	**1,009**	**2,327**	**2,074**

Operating profit (loss) by segment, before overhead allocation

Operating profit (loss)	**June 1, 2002 – August 31, 2002**	**June 1, 2001 – August 31, 2001**	**March 1, 2002 – August 31, 2002**	**March 1, 2001 – August 31, 2001**
CPTA – Sweden	(3)	(17)	18	(79)
CPTA – Norway	6	(1)	3	(4)
CPTA – Finland	(4)	(6)	(7)	(12)
Total CPTA	(1)	*(24)*	*14*	*(95)*
Express	12	11	16	11
Interbus	3	4	5	9
Total Express and Interbus	*15*	*15*	*21*	*20*
Total bus operations	*14*	*(9)*	*35*	*(75)*
Gain of sale of fixed assets	7	9	6	45
Goodwill amortization	(11)	(11)	(22)	(22)
Head office items and others	(14)	(13)	(18)	22
Total operating profit	**(4)**	**(24)**	**1**	**(30)**

Note 2. Items affecting comparability and other exceptional items*

MSEK	**June 1, 2002 – August 31, 2002**	**June 1, 2001 – August 31, 2001**	**March 1, 2002 – August 31, 2002**	**March 1, 2001 – August 31, 2001**
Gain / (Loss) on Sale of Property	0	8	0	46
Total	**0**	**8**	**0**	**46**

* Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

Note 3. Interest expense and similar items

MSEK	June 1, 2002 – August 31, 2002	June 1, 2001 – August 31, 2001	March 1, 2002 – August 31, 2002	March 1, 2001 – August 31, 2001
Interest cost payable	(60)	(50)	(122)	(113)
Amortization of deferred financing costs	(5)	(4)	(10)	(7)
Other financial charges	(2)	(7)	(5)	(7)
Foreign exchange gains/(losses)	(6)	(36)	(10)	(43)
Total	**(73)**	**(97)**	**(147)**	**(170)**

Note 4. Liabilities to credit institutions and net indebtedness

MSEK	August 31, 2002	February 28, 2002
Syndicated bank facility, STIBOR/EURIBOR	1,015	1,021
Senior Subordinated Notes, 11%	1,466	1,454
Liabilities to credit institutions	**2,481**	**2,475**
Other long-term liabilities	-	5
Total debt	**2,481**	**2,480**
Less Cash and bank balance	(151)	(422)
Net indebtedness	**2,330**	**2,058**

Note 5. Operating leases

The net present values of the future lease payments for rentals are as follows:

MSEK	August 31, 2002	February 28, 2002
Net present value of future lease payments		
- Vehicles	838	683
- Real estate and other	62	65
Total	**900**	**748**

Note 6. Fair value of financial instruments

Fuel hedge contracts

The Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended August 31, 2002, 30% of Concordia's fuel usage was hedged at a fixed price for the coming 6 months. The hedge contracts expire February 28, 2003.

Interest/currency hedges

Certain of Concordia's borrowings are on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements. The policy is intended to ensure that interest payments on at least 50% of the loans are hedged for at least 3 years.

The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of August 31, 2002, 50% of the interest payments on the senior subordinated notes of €160 million were hedged for the coming 3 years.

Note 7. Pledged assets and contingent liabilities

MSEK	August 31, 2002	February 28, 2002
Pledged shares in subsidiaries	1,268	1,312
Mortgage deeds	-	-
Floating charge certificates	117	17
Pledged assets	1,981	1,971
Guarantees and other contingent liabilities	1	1
Conditional shareholder's contribution	648	648
Total	**4,015**	**3,949**

The following securities exist as of August 31, 2002:

The company has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of
Swebus Fastigheter AB,
Swebus AB,
Concordia Bus Finland Oy AB,
Swebus Bus Co AB;
Ingenior M.O. Schoyens Bilcentraler AS

Swebus Fastigheter AB has pledged the shares of
Alpus AB,
Enköping-Bålsta Fastighets AB, and
Malmfältens Omnibus AB;
Swebus Busco AB has granted pledge over its buses in aggregate amount of 1,980,775,000;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,316,138.

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000;

Note 8. Equity

MSEK	Restricted equity	Unrestricted equity
Opening balance March 1, 2002	1	420
Net loss for the period	-	(107)
Change in cumulative translation adjustment	-	5
Ending balance August 31, 2002	**1**	**318**

Note 9. Going Concern Risk

Concordia Bus AB ("Concordia") is a holding company, with its main asset being its investment in Concordia Bus Nordic AB (and subsidiaries). This means that Concordia Bus AB and Concordia Bus Nordic's ability to service its existing debt (interest and amortization) is dependent on transfer of profits from the underlying business. Profits generated by the underlying business during the period March 1, 2002 – August 31, 2002 has not been sufficient to cover Concordia's costs. Concordia Bus Nordic is continuing to implement several cost-reduction initiatives and has started to see signs of significant improvements in compensation levels from its contracts with public transportation authorities.

21

If these subsidiaries are not successful in its cost-cutting initiatives and its losses continue, these companies' equity base may need to be restored, they may need waivers from its lenders or additional cash funding in order to continue to present its financial statements under the assumption of a going concern. If such equity funding, waivers or cash funding is not obtained, the investment in these subsidiaries may be impaired and the group may not be able to continue under the assumption of a going concern.

These financial statements have been prepared under the assumption that the group will be successful in its initiatives and consequently they have been prepared under the assumption of a going concern. These financial statements are also prepared under the assumption that Concordia's subsidiaries will be in compliance with their debt covenants for the upcoming 12-month period. If Concordia would be in breach of any of its debt covenants during the next 12 months, a major portion of its long-term debt amounting to SEK 2,481 million could potentially become due and payable and hence such amount of the loans should have been classified as short term as of August 31, 2002.